Exhibit 99.1

TD Bank to Issue Preferred Shares

October 9, 2007 - TORONTO - The Toronto-Dominion Bank ("TD") today announced that it has entered into an agreement with a group of underwriters led by TD Securities Inc. for an issue of 10 million Non-cumulative Class A First Preferred Shares, Series P (the "Series P Shares") carrying a face value of $25.00 per share, to raise gross proceeds of $250 million. TD intends to file in Canada a prospectus supplement to its January 11, 2007 base shelf prospectus in respect of this issue.

TD has also granted the underwriters an option to purchase, on the same terms, up to an additional 2 million Series P Shares. This option is exercisable in whole or in part by the underwriters at anytime up to two business days prior to closing. The maximum gross proceeds raised under the offering will be $300 million should this option be exercised in full.

The Series P Shares will yield 5.25 per cent annually and are redeemable by TD for cash, subject to regulatory consent, at a declining premium after approximately five years.

The issue is anticipated to qualify as Tier 1 capital for TD and the expected closing date is November 1, 2007.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust as well as the Bank’s global insurance operations (excluding the U.S.); Wealth Management, including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. The Bank also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $404 billion in assets as at July 31, 2007. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange.

For further information: John van Boxmeer, Associate Vice President, Capital Finance, (416) 308-7309